Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Noble Naturals
2418 Potter Street
Oakland, CA 94601
www.sperocbd.com

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Noble Naturals
Address: 2418 Potter Street, Oakland, CA 94601
State of Incorporation: CA
Date Incorporated: April 26, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $2,000,000.00 in a qualified equity financing.
Maturity Date: May 01, 2021
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
1 vote per share with voting rights of common stock holders in compliance with California law

Material Rights:

<p>In addition to the shareholder rights for common stock designated by the articles of incorporation, certain shareholders are party to a Common Stock Purchase Agreement with additional rights, preferences, priviliges, and restrictions. </p> <p>Parties to the Common Stock Purchase Agreement are subject to the following summariazed terms:</p> <p><ins> </ins> <ins>Limitations on Transfer:</ins></p> <p>Transfer Restrictions; Right of First Refusal. Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company shall first have the right to approve such sale or transfer, in full or in part, and shall then have the right to purchase, or allow other shareholders to purchase, all or any part of the Shares proposed to be sold or transferred, in each case, in its sole and absolute discretion (the "Right of First Refusal"). </p> <p>Drag Along. Notwithstanding anything to the contrary in this Section 3, if one or more shareholders who collectively hold 50% or more of the Company's issued and

outstanding shares propose to consummate, in one transaction or a series of related transactions, a sale or transfer of all of their shares of the Company (a "Drag-Along Sale"), those shareholders (the "Dragging Shareholders") may deliver a notice (the "Drag-Along Notice") which notice will contain all of the terms thereof including, without limitation, the name and address of the prospective purchaser(s), the terms and conditions of payment, the date on or about which such disposition is to be consummated, and the purchase price that the Dragging Shareholders will receive pursuant to such transaction to each other shareholder (each, a "Drag-Along Shareholder") to require that each Drag-Along Shareholder participate in the transfer on substantially the same terms and conditions as the Dragging Shareholders, as set forth in the Drag-Along Notice, whereupon each Drag-Along Shareholder must cooperate and take all such actions as may be reasonably necessary to consummate the sale transaction described in the Drag-Along Notice, including executing and delivering such documents as are required to consummate it. </p> <p> Tag-Along. If the Shareholders holding 50% or more of the Company's issued and outstanding shares (collectively, the "Selling Shareholder") receives a bona fide written offer from an unrelated third party (the "Offeror") to purchase 50% or more of the outstanding shares in the Company from the Selling Shareholder (the "Offered Shares"), and the Selling Shareholder desires to accept such offer, the Selling Shareholder may not accept such offer except in accordance with the requirements of this Section 3(g).</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks*

Perks offered to all crowdfunding investors based on investment value.

Discounts apply to retail pricing for all Spero products for company lifetime.

Investment of $250-$499, Investor receives 15% discount off retail

Investment of $500-$749, Investor receives 20% discount off retail and a 30ml tincture bottle of 500mg SperoCBD ($75 retail value)

Investment of $750-$999, Investor receives 30% discount off retail, a 30ml tincture bottle of 500mg SperoCBD and a 30ct package of 60mg Spero dog treats ($125 retail value)

In addition to the following perks, $1,000+ investors receive 40% discount off retail or 50% for orders over $3,000.

Investment of $1,000+, Investor receives a 30ml tincture bottle of 500mg SperoCBD, a 60ct jar of 600mg Spero gel caps and a 30ct package of Spero dog treats ($200 retail value)

Investment of $2,000+, Investor receives 6 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($450 retail value)

Investment of $5000+, Investor receives 12 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($900 retail value)

Investment of $10,000+, Investor receives 24 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($1,800 retail value)

Investments at the $2k, $5k and $10k level receive 3 products every 3 months until fulfilled.

Investors must order products on SperoCBD.com and pay for shipping.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

GroundSwell SPC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, if you invest in the first 24 hours, your annual interest rate will be 8.8% instead of 8.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

A lifestyle wellness brand selling dietary supplements direct to consumer through online sales along with wholesale to retail businesses both directly and through distributors. The company is predominately focused on selling high quality oil extract from industrial hemp grown and produced organically in the United States. All products are derived from licensed hemp farms meeting the federal guidelines of industrial hemp and all final products contain 0.00% THC. Products are available in various delivery methods such as tincture oils, gel capsules, skin creams intended for both human and animal consumption. Our launch products consists of tincture oils in varying concentrations of CBD and flavors, gel capsules, and pet treats.

Competitors and Industry

While there are some related competitors out there (Chartlotte's Web Botanicals,

Hemp Meds and Bluebird Botanicals) who also focus on selling CBD products derived from industrial hemp, intended for sale a health supplement Spero sets itself apart in a big way.. Because CBD sales is a new industry, the landscape has a few large market leaders, meaning it is ripe for disruption. The industry has seen over 700% growth and is predicted to continue strong growth over the next 5 years according to many analysts and industry experts.

Spero plans on out-competing the market through several key methods as listed below:

Superior and quality consistent product.

Education and content creation

Innovation of new product lines

Utilizing pre-existing relationships in the cannabis and pet markets

Data driven marketing

Customer Experience for both end-user and B2B

Spero's giving back model

> *Current Stage and Roadmap*

Company is currently pre-revenue with corporate structure in place and controlled by a board of directors with officers elected. Project is fully developed with entire supply chain secured including first sample orders from suppliers delivered. Company branding developed along with educational site currently live and retail sales website in development with a 60 day time frame. Retail sales scheduled to begin in 2019 following crowdfunding capital raise and receipt of inventory.

The Team

Officers and Directors

Name: David Allred

David Allred's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / Board Director
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Voting member of board of directors responsible for controlling company according to company Bylaws

- **Position:** President
  Dates of Service: May 21, 2018 - Present

Responsibilities: Mangage all company day to day activitivies by direction of and reporting to company board of directors. Salary of $120,000 annual.

Other business experience in the past three years:

- **Employer:** Independent consulting contractor.
  Title: Consultant
  Dates of Service: March 01, 2016 - March 01, 2018
  Responsibilities: Business consultant for various companies specializing in project management and finance.

Name: Justin Jarin

Justin Jarin's current primary role is with The Green Door. Justin Jarin currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / Board Director
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Voting member of board of directors responsible for controlling company according to company Bylaws

Other business experience in the past three years:

- **Employer:** The Green Door
  Title: Owner
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Oversee all company activities

Name: Christine Gutleben

Christine Gutleben's current primary role is with Owner of Peaceable,LLC. a consulting firm. Christine Gutleben currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / Board Director
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Voting member of board of directors responsible for controlling company according to company Bylaws

Other business experience in the past three years:

- **Employer:** The Humane Society of the United States
  Title: Senior Director, Faith Outreach
  Dates of Service: January 01, 2007 - March 01, 2018
  Responsibilities: Build relationships, network, engage nontraditional allies to increase engagement.

Name: Lesley Konas

Lesley Konas's current primary role is with Investor. Lesley Konas currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Officer / Secretary
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Serve as company secretary for board meetings and document filings

Other business experience in the past three years:

- **Employer:** Straatsma
  Title: Office Administration
  Dates of Service: March 01, 2014 - March 30, 2018
  Responsibilities: Office Administration

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential

investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for

online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Converible Note that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Noble Naturals was formed on April 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once

our directors determine that we are financially able to do so. Noble Naturals has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Spero CBD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The laws could change in the industry where CBD becomes highly regulated and our products are at risk of failing new restrictions.

This industry is new and laws change daily. Fortunately we have assembled a team of professionals to stay ahead of the law. We want to be a leader in the industry so we set our standards very high when it comes to the quality of our products so that when stricter testing becomes mandatory, our products will already be compliant.

Banking regulations.

Now that Hemp is federally legalize banking restrictions will lighten and more card processor will become available. We have done the research and only work with merchant services and banking industries that keep our money in the USA and are compliant with our industry regulations and stay ahead of the curve legally.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Allred	3,400,000	Common Stock	37.78
Justin Jarin	1,800,000	Common Stock	20.0

The Company's Securities

The Company has authorized Common Stock, Outstanding Convertible Notes , and Convertible Promissory Note Series 2019 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

1 vote per share with voting rights of common stock holders in compliance with California law

Material Rights

In addition to the shareholder rights for common stock designated by the articles of incorporation, certain shareholders are party to a Common Stock Purchase Agreement with additional rights, preferences, priviliges, and restrictions.

Parties to the Common Stock Purchase Agreement are subject to the following summariazed terms:

<u>Limitations on Transfer:</u>

Transfer Restrictions; Right of First Refusal. Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company shall first have the right to approve such sale or transfer, in full or in part, and shall then have the right to purchase, or allow other shareholders to purchase, all or any part of the Shares proposed to be sold or transferred, in each case, in its sole and absolute discretion (the "Right of First Refusal").

Drag Along. Notwithstanding anything to the contrary in this Section 3, if one or more shareholders who collectively hold 50% or more of the Company's issued and outstanding shares propose to consummate, in one transaction or a series of related transactions, a sale or transfer of all of their shares of the Company (a "Drag-Along

Sale"), those shareholders (the "Dragging Shareholders") may deliver a notice (the "Drag-Along Notice") which notice will contain all of the terms thereof including, without limitation, the name and address of the prospective purchaser(s), the terms and conditions of payment, the date on or about which such disposition is to be consummated, and the purchase price that the Dragging Shareholders will receive pursuant to such transaction to each other shareholder (each, a "Drag-Along Shareholder") to require that each Drag-Along Shareholder participate in the transfer on substantially the same terms and conditions as the Dragging Shareholders, as set forth in the Drag-Along Notice, whereupon each Drag-Along Shareholder must cooperate and take all such actions as may be reasonably necessary to consummate the sale transaction described in the Drag-Along Notice, including executing and delivering such documents as are required to consummate it.

Tag-Along. If the Shareholders holding 50% or more of the Company's issued and outstanding shares (collectively, the "Selling Shareholder") receives a bona fide written offer from an unrelated third party (the "Offeror") to purchase 50% or more of the outstanding shares in the Company from the Selling Shareholder (the "Offered Shares"), and the Selling Shareholder desires to accept such offer, the Selling Shareholder may not accept such offer except in accordance with the requirements of this Section 3(g).

Outstanding Convertible Notes

The security will convert into Common stock and the terms of the Outstanding Convertible Notes are outlined below:

Amount outstanding: $43,550.00
Maturity Date: February 01, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: 24 months or $2,000,000.00

Material Rights

Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of Company's Senior Indebtedness.

(a) Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Company, (i) no amount shall be paid by Company in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with Company by or on behalf of Holder which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

(b) Default on Senior Indebtedness. If there shall occur an event of default which has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Holder shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note, unless within one hundred eighty (180) days after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Holder pursuant to the terms of this Section 4(b) during any 360 day period.

(c) Further Assurances. By acceptance of this Note, Holder agrees to execute and deliver customary forms of subordination agreement requested from time to time by holders of Senior Indebtedness, and as a condition to Holder's rights hereunder, Company may require that Holder execute such forms of subordination agreement; provided that such forms shall not impose on Holder terms less favorable than those provided herein.

(d) Other Indebtedness. No indebtedness which does not constitute Senior Indebtedness shall be senior in any respect to the indebtedness represented by this Note.

(e) Subrogation. Subject to the payment in full of all Senior Indebtedness, Holder shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 4) to receive payments and distributions of assets of Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Holder would be entitled except for the provisions of this Section 4 shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of the Senior Indebtedness.

(f) No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 4 to receive cash, securities or other properties otherwise payable or deliverable to Holder, nothing contained in this Section 4 shall impair, as between Company and Holder, the obligation of Company, subject to the terms and conditions hereof, to pay to Holder the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

(g) Lien Subordination. Any lien, security interest or encumbrance (a "Lien") of Holder, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Company or any proceeds or revenues therefrom which Holder may have at any time as security for any amounts due and obligations under this Note shall be subordinate to all Liens now or hereafter granted to a holder of Senior Indebtedness by Company or by law, notwithstanding the date, order or method of attachment or perfection of any such Lien or the provisions of any applicable law.

(h) Reliance of Holders of Senior Indebtedness. Holder, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

Events of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Note and the other Transaction Documents:

(a) Failure to Pay. Subject to the mandatory conversion provisions set forth in Section 7, the Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such payment shall not have been made within fifteen (15) days of the Company's receipt of Holder's written notice to the Company of such failure to pay; or

(b) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 60 days of commencement.

Rights of Holder upon Default. Upon the occurrence or existence of any Event of Default (other than an Event of Default described in Sections 5(b) or 5(c)) and at any time thereafter during the continuance of such Event of Default, subject to the mandatory conversion provisions set forth in Section 7, Holder may, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in Sections 5(b) and 5(c), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

Conversion. Holder shall be entitled to convert the principal and any and all accrued interest under this Note pursuant to the terms of any of the following

(a) Automatic Conversion. In the event the Company consummates, prior to the Maturity Date an equity financing, in one transaction or a series of related transactions, pursuant to which it sells shares of its Equity Securities with an aggregate sales price of not less than Two Million $(2,000,000), not including amounts under any convertible bridge notes which are converted into Equity Securities (including without limitation this Note), and with the principal purpose of raising capital (a "Qualified Financing"), then the entire outstanding principal amount of this Note any and all accrued but unpaid interest thereon, shall automatically and without requiring the Holder's prior consent or approval, be converted into that number of shares of Equity Securities sold by the Company in the Qualified Financing as determined by dividing the outstanding principal amount of, plus any accrued but unpaid interest on, this Note by the lesser of (i) 80% of the lowest per share price paid by cash investors for the Equity Securities sold in the Qualified Financing or (ii) the quotient obtained by dividing (A) Target Valuation by the Fully Diluted Capitalization. Except as otherwise expressly stated in this Note, the Equity Securities issuable upon the conversion of this Note shall be of the same class and type, with the same rights and privileges as those issues in the Qualified Financing.

(i) Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering), and having the same terms as those agreements entered into by the other purchasers of the Equity Secuities. In addition, before this Note shall convert into Equity Securities under this Section 7(a), Holder shall surrender this Note, duly endorsed, at the office of the Company and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for Equity Securities are to be issued; provided, however, that Holder hereby agrees that the

Company in its sole discretion may waive the requirement for Holder's execution of the purchase agreement or related documents, or delivery of this Note, and automatically convert indebtedness hereunder into Equity Securities, and this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver at such office to Holder a certificate or certificates for the number of shares of Equity Securities to which Holder shall be entitled upon conversion (bearing such legends as are required by the preferred stock purchase agreement and applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note, including a check payable to Holder for any cash amounts payable as described in Section 7(b). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note and execution of the financing documents relating to the sale and issuance of the Equity Securities (or the date of the Company's written notice to Holder of its waiver of such requirements), and the Person or Persons entitled to receive the Equity Securities upon such conversion shall be treated for all purposes as the record holder or holders of such Equity Securities as of such date.

(b) Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Holder upon the conversion of this Note, the Company shall pay to Holder an amount equal to the product obtained by multiplying the conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Holder any interest accrued on the amount converted and on the amount to be paid to Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this Section 7(b), this Note shall be cancelled and void without further action of the Company or Holder, and the Company shall be forever released from all its obligations and liabilities under this Note.

Conversion Upon the Maturity Date. If no Qualified Financing or Change of Control takes place prior the Maturity Date, Holder and the Company hereby agree that the unpaid principal amount of this Note plus all accrued interest shall automatically convert into shares of the Company's Common Stock ("Maturity Date Conversion"), at a price per share based on the amount of this Note plus all accrued interest up to and through the Maturity Date, and the lower of: (a) then-current valuation of the Company immediately prior to the closing date of the Maturity Date Conversion, as determined in good faith by the Company Board of Directors or (b) the Target Valuation. Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Maturity Date Conversion, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). In addition, before this Note shall convert into shares of Common Stock under this Section 8, Holder shall surrender this Note, duly endorsed, at the office of the Company and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued; provided, however, that Holder hereby agrees that the Company in its sole discretion may waive the requirement for Holder's execution of the purchase agreement or related documents, or delivery of this Note, and automatically convert indebtedness hereunder into shares of Common Stock, and this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

Change of Control. Upon the occurrence of a Change of Control prior to the Maturity Date, the entire principal amount of this Note, and any and all interest accrued thereon through the closing date of a Change of Control transaction shall be converted, at the Company's option, effective as of immediately prior to the closing of such transaction, into the shares of Common Stock at the per share price equal to the lesser of (i) 80% of the per share price paid in such Change of Control transaction or (ii) the per share price based on the Target Valuation.. This Note shall be canceled in conjunction with the conversion or pay out as contemplated in this Section 9, whether or not the Note is delivered for cancellation.

Successors and Assigns. Subject to the restrictions on transfer described in Sections 12 and 13 below, the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the holders of a Majority in Interest. Any amendment, termination, or waiver effected in accordance with this Section 11 shall be binding on the Holder, regardless of whether any such party has consented thereto.

Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 12 that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

Assignment by the Company. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the holders of a Majority in Interest.

Convertible Promissory Note Series 2019 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2019 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: May 01, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of a Convertible Notes, you will have no voting rights. Even upon conversion, you will become a minority holder of the company. As a minority holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Common Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $900.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Sold to transfer founding shares to founding team. Capital

raised was used towards legal expenses.
Date: June 18, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $53,350.00
Use of proceeds: Legal costs for incorporation and all legal contracts, sample product run, video production for crowdfunding video, fees for crowdfunding campaign, required financial review by CPA for crowdfunding campaign.
Date: February 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company is pre-revenue but with plans of receiving revenue in the 2nd half of 2019. Our strategy is to keep costs down and take on new expenses as revenue growth supports it. By putting together a strong founding team with equity stakes in the company we are able to manage most of the launch requirements internally with our founding team of which the majority will not receive any salary until company revenue can support it.

Once the Start-Engine capital raise is complete our CEO will submit a budget to the board of directors for approval. The budget will need to maintain a minimum of 12 months operation without revenue generation. Deviations from the approved budget will need approval from the board of directors.

Foreseeable major expenses based on projections:

Our initial startup costs will depend greatly on the amount of capital raised through the crowdfunding campaign. Depending on this value the company will need to strategize on how to best use the capital to maximize revenue. A formal budget will submitted to the board of directors for approval after the capital raise which the company will adhere to with any major changes needing prior board approval.

These expenses include but are not limited to the following with estimates based on the ideal max raise scenario. All of these expenses can be adjusted dependent on the campaign raise amount.

1. Initial product inventory purchase

$175,000 for 6,000 units. This estimate includes all costs to have final product in hand. Raw product, containers, bottling (3rd party), labels, and packaging. A smaller inventory purchase can be purchased depending on raise amount but this estimate would allow to Spero to take advantage of volume pricing for each of the previously listed items and help safeguard against possible inventory shortages. Each inventory purchase will need 60-90 days for delivery.

2. Content creation for marketing & website development

$5,000-$50,000 This is an amount highly dependent on the amount of capital raised and can be kept at the minimum if needed. We believe that creating quality and interesting content is a way Spero CBD can set itself apart in the market and will pay dividends over the long-term. We will create educational videos, user story videos, product promotion videos, etc.

3. Marketing budget

$10,000-15,000 per month. This would be our ideal initial marketing budget based off a max capital raise scenario. We have already identified marketing partners and believe this monthly budget will drive sufficient traffic to hit estimated sales targets. This budget will grow only once revenue is able to support it with us estimating spending 10-15% of revenue on marketing. We will be constantly measuring ROI for all marketing campaigns and performing A/B testing on small test runs of $100-$200 before investing heavily in any campaign. As a startup we believe in focused target marketing with trackable and measurable results for calculating ROI.

4. Hiring of employees & salaries

$15,000-$30,000 per month. Employees will be added as needed and revenue can support. We will need to hire customer service and sales representatives but we will work to keep the team as lean as possible while still providing outstanding customer service. Our founding team is focused on maximize the value of their founding shares and will take reduced salaries until revenue can support market rates.

5. Common office & administration expenses

$2,500-$4,000 per month. We will utilize WeWork in Oakland, CA for our office space to keep costs down and avoid the need to sign a long-term lease. This also allows us to avoid the need to purchase office equipment the costly buildout costs associated with traditional office leasing.

$10,000-$15,000 possible start up costs for computer equipment for new employees. Our founding team will utilize their personal computers and cell phones and will not require any new equipment.

6. Professional services & software licensing

$3,000-$6,000 per month. This number will vary depending on the services needed in the particular month. These costs include outside attorney and CPA fees.

Future operational challenges:

We have done an enormous amount of research and preparation to design an efficient operation model including selecting and negotiating with all of our vendors through our entire supply chain all the way through delivery of product to end client. This prep work will be invaluable in minimizing operational risks. We have worked diligently to have the project as turnkey as possible once proper funding is acquired. We are confident in our team and know everything comes down to execution.

There are 5 key areas we have identified for success which all support the most critical item: **Customer Experience**

These 5 key areas are **Branding, Customer Service, Marketing, PR, Education**

Our team has experience in all of these key areas and are confident in our ability to execute each successfully.

Future operational challenges will arise as Spero grows but most can be mitigated through the use of partners able to meet not only our immediate needs but also those as we grow.

The largest operational challenges will arise once Spero begins to vertically integrate production. This will undoubtedly bring a whole new set of challenges with regards to plant production, processing, logistics and more. However, our team is fully focused on phase 1 of our project at the moment and we will prepare to meet these future challenges when the time is strategic to do so.

Future challenges related to capital resources:

We will continually evaluate our need to raise more capital and this will mostly be dependent on analysis of ROI for growth initiatives. Our team believes in using data and metrics to constantly measure all of our important KPI's. The challenge to raise new capital will be dependent on our ability to show investors our growth potential based on our current performance. To increase growth we will need to increase our team size along with our sales and marketing budget. If our team believes there is an opportunity for growth with a strong ROI then we will approach the market to raise the needed capital to execute.

Future milestones and events:

The biggest financial milestones will be a successful Series A and IPO. In order to achieve both of these we will need to show consistent growth in revenue through both online sales and wholesale to retailers. We have laid out sales targets and KPI's based on industry benchmarks which our team feels confident we can achieve and reaching these revenue milestones will make Speroattractive to new investors.

Some targeted milestones to achieve would be the following.

Online Sale Goals

Year 1

# of monthly site visits: 10,000 with 1.5% conversion rate

Year 2

# of monthly site visits: 35,000 with 2.6% conversion rate

Year 3

# of monthly site visits: 100,000 with 3.2% conversion rate

Target number of retail establishments carrying Spero:

Year 1

# of establishments: 24 with avg. monthly sales of 25 products

Year 2

# of establishments: 76 with avg. monthly sales of 36 products

Year 3

# of establishments: 167 with avg. monthly sales of 42 products

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Noble Naturals currently has $5,875.00 cash on hand as of April 15th, 2019.

The only outstanding debt the company has is $43,550 in 4 convertible notes due Feb 1, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign would be critical for our current strategy of utilizing this campaign to capitalize the company in order to go to market. If the company is unable to raise sufficient funds to accomplish this goal then the company would change strategy to focus on raising money from fewer investors at higher investment amounts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We set up the company with the intention of funding its first round through crowdfunding and budgeted the initials costs for accomplishing this goal. We plan that all working capital after the campaign would have come from the campaign. The capital from this campaign would be critical to the viability of the company under its current capital raising strategy. If enough funds are not raised from this campaign then a new capital raising strategy would need to be enacted in order for the project to be viable.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company only raised the minimum capital value then the company would have less than 2 months of expenses and would need to immediately secure more capital in order for the project to continue viable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum value is raised then a budget will be presented to the board for approval to support a minimum of 12 months operating costs.

Continued estimated operating expenses would include

1. Employees & salaries

$15,000-$30,000 per month. Employees will be added as needed and revenue can support. We will need to hire customer service and sales representatives but we will work to keep the team as lean as possible while still providing outstanding customer service. Our founding team is focused on maximize the value of their founding shares and will take reduced salaries until revenue can support market rates.

2. Common office & administration expenses

$2,500-$4,000 per month. We will utilize WeWork in Oakland, CA for our office space to keep costs down and avoid the need to sign a long-term lease. This also allows us to avoid the need to purchase office equipment the costly buildout costs associated with traditional office leasing.

3. Professional services & software licensing

$3,000-$6,000 per month. This number will vary depending on the services needed in the particular month. These costs include outside attorney and CPA fees.

4. Marketing budget

$10,000-15,000 per month. This would be our ideal initial marketing budget based off a max capital raise scenario. We have already identified marketing partners and believe this monthly budget will drive sufficient traffic to hit estimated sales targets. This budget will grow only once revenue is able to support it with us estimating spending 10-15% of revenue on marketing. We will be constantly measuring ROI for all marketing campaigns and performing A/B testing on small test runs of $100-$200 before investing heavily in any campaign. As a startup we believe in focused target marketing with trackable and measurable results for calculating ROI.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our strategy is to fund the initial phase through the crowdfunding campaign in order to go to market with our product line and gain traction in the market to the point the board of directors feels the company would be able to raise capital at favorable terms through a Series A offering. The capital from the Series A round would be to expand growth and prepare for an IPO.

Indebtedness

- **Creditor:** Justin Jarin
  Amount Owed: $35,000.00
  Interest Rate: 8.0%
  Maturity Date: February 01, 2021
  See summarized terms of the note in Outstanding Convertible Notes described under The Company Securities section.

- **Creditor:** Carl Becker
  Amount Owed: $12,500.00
  Interest Rate: 8.0%
  Maturity Date: February 01, 2021
  See summarized terms of the note in Outstanding Convertible Notes described under The Company Securities section.

- **Creditor:** Tim Handley

Amount Owed: $4,950.00
Interest Rate: 8.0%
Maturity Date: February 01, 2021
See summarized terms of the note in Outstanding Convertible Notes described under The Company Securities section.

- **Creditor:** David Allred
  Amount Owed: $1,100.00
  Interest Rate: 8.0%
  Maturity Date: February 01, 2021
  See summarized terms of the note in Outstanding Convertible Notes described under The Company Securities section.

Related Party Transactions

- **Name of Entity:** Justin Jarin
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Justin is a founder of Noble Naturals and has 100% interest in this transaction.
  Material Terms: Convertible note of $30,000 with same terms as crowdfunding convertible note.

- **Name of Entity:** Carl Becker
  Relationship to Company: Carl is the husband of Christine Gutleben a founder and director of Noble Naturals
  Nature / amount of interest in the transaction: Convertible note of which Carl owns 100% interest
  Material Terms: Convertible note of $7,500 with same terms as crowdfunding convertible note.

- **Name of Entity:** Mikey Investments Trust c/o Timothy Handley
  Names of 20% owners: Tim Handley
  Relationship to Company: One of four founders of Noble Naturals and a board advisor.
  Nature / amount of interest in the transaction: Convertible note of which Mikey Investsments Trust owns 100% interest
  Material Terms: Convertible note of $4,950 with same terms as crowdfunding convertible note.

- **Name of Entity:** David Allred
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible note of which David Alled own 100% interest in.
  Material Terms: Convertible note of $1,100 with same terms as crowdfunding convertible note.

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: Several factors have gone into valuation cap value. First considering what would cause the trigger event for conversion. With a $2,000,000 trigger value our board would not accept a valuation of less than $6,000,000 for a $2,000,000 valuation. Considering a max crowdfunding raise and a future capital raise of $2,000,000+ a valuation of more than $6,000,000 would need to be negotiated to be attractive for Spero. If the notes convert after 2 years without a triggering event through a capital raise than applying a 3x multiplier over potential revenue targets by end of year 2 would also justify a $6,000,000 valuation. We feel this valuation cap incentives initial investors and helps protect against dilution in the case of a high valuation upon a triggering event capital round.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  35.0%
  Our largest initial expense is for inventory. We have already purchased and received our test product run for all our products and we are ready to place our initial stock order. Funds will all go to 3rd parties for raw product, packaging materials, and bottling fulfillment.

- *Marketing*
  15.0%
  Initially paid per click advertising will be ran across multiple platforms with pre-selected partners. Targeted e-mail marketing campaigns will also be conducted utilizing paid data lists matched to our specific criteria. All marketing campaigns will be data driven and benchmarked to maximize ROI. Long-term we will be focusing on content-marketing using paid per click only as a launch vehicle while our content creation campaign builds momentum and SEO ranking.

- *Operations*
  25.0%
  Operating budget will be mostly used for website development. Our goal is to keep operating costs low and only taking on new expenses as cash flow from sales increases.

- *Content Generation*

19.0%

Content marketing is the best online marketing strategy to increase traffic generation and maintaining high profit margins. Paid per click advertising will have decreased ROI over time as the market becomes more saturated and companies depending only on this will not remain profitable. Through the creation of high quality content we will simultaneously increase organic traffic and cement Spero as a trusted brand, which will pay divedends for years to come.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  15.0%
  Initially paid per click advertising will be ran across multiple platforms with pre-selected partners. Targeted e-mail marketing campaigns will also be conducted utilizing paid data lists matched to our specific criteria. All marketing campaigns will be data driven and benchmarked to maximize ROI. Long-term we will focus on content marketing using paid per click only as a launch vehicle while our content creation campaign builds momentum and SEO ranking.

- *Inventory*
  25.0%
  One of the principle reasons for the crowd funding is to place our initial product inventory order throughout our supply chain including raw product, packaging materials, and bottling costs.

- *Working Capital*
  20.0%
  A healthy working capital reserve is important for the company to meet its financial obligations and we will reserve a large portion of our campaign raise as working capital.

- *Company Employment*
  20.0%
  Our company will operate with a lean team in the initial phase to keep monthly costs as low as possible until revenue generation can support additional team members.

- *Operations*
  14.0%
  Operating costs will be kept to a minimum until sales revenue can support additional costs. We plan on utilizing WeWork space to keep office expenses low and without the need to spend capital on an office buildout. Software costs can be signed up for on a monthly basis to keep the initial cash outlay low.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sperocbd.com (www.sperocbd.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spero-cbd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Noble Naturals

[See attached]

NOBLE NATURALS, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Noble Naturals, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Noble Naturals, Inc
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Noble Naturals, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
2/18/2019

Marko Glisic, CPA

NOBLE NATURALS, INC
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

		December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents		249
Total Current Assets		249
TOTAL ASSETS	**$**	**249**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Carl Baker Loan		5,000
David Allred Loan		1,100
Justin Jarin Loan		22,715
Tim Handley Loan		-
Total Non Current Liabilities		28,815
Total Liabilities		28,815
Equity		
Common Stock, par value $0.0001, 10,000,000 shares authorized, 9,000,000 issued and outstanding		900
Additional Paid In Capital		-
Subscription Receivable		(900)
Retained Earnings		-
Net Income		(28,565)
Total Equity		(28,565)
TOTAL LIABILITIES & EQUITY	**$**	**249**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOBLE NATURALS, INC.
STATEMENT OF OPERATIONS
FROM INCEPTION (APRIL 26, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	140
Cost of Goods Sold		-
Gross Margin		140
Expenses		
Research and Development		2,796
General and Administrative Expenses		25,760
Advertising and Marketing		149
Total Expense		28,705
Operating Income		(28,565)
Income Tax Expense		-
Net income	$	(28,565)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOBLE NATURALS, INC
STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION (APRIL 26, 2018) TO DECEMBER 31, 2018
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (April 26, 2018)	-	-	-	-	-	-
Issuance of founders stock	9,000,000	900	(900)	-	-	-
Net income (loss)	-	-	-	-	(28,565)	(28,565)
Balance at December 31, 2018	**9,000,000**	**$ 900**	**(900)**	**$ -**	**$ (28,565)**	**$ (28,565)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOBLE NATURALS, INC
STATEMENT OF CASH FLOWS
FROM INCEPTION (APRIL 26, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Cash flows from operating activities		
Net income	$	(28,565)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:		**(28,565)**
Cash flows from Financing activities		
Carl Backer Loan		5,000
David Allred Loan		1,100
Justin Jarin		22,715
Net cash received from financing activities		**28,815**
Net (decrease) increase in cash and cash equivalents		249
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**249**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Noble Naturals, Inc was formed on April 26, 2018 ("Inception") in the State of California. The financial statements of Noble Naturals, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Noble Naturals is a lifestyle brand of organically produced, THC-free, whole-plant products for people and pets. Thanks to new opportunities in industrial hemp and a revolutionary extraction process, Noble Naturals products can be sold in all 50 states, making it among the first CBD supplements with the potential to become mainstream.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |

| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from sales to consumer via online for both human and domestic pets, from wholesale directly to retail establishments utilizing in house sales team, and from wholesale through distributors utilizing in place relationships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2018, the company has outstanding notes payables from 3 of its co-founders. Listed below are the terms of the loans from each co-founder.

Carl Baker

The company holds a note payable from in the amount of $5,000. The note bears an annual interest of 8% and matures in 2 years. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019.

David Allred

The company holds a note payable from in the amount of $1,100. The note bears an annual interest of 8% and matures in 2 years. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019.

Justin Jarin

The company holds a note payable from in the amount of $22,715. The note bears an annual interest of 8% and matures in 2 years. The amount was interest free in 2018 and the interest on the notes started as of February 1, 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. As of December 31, 2018, 9,000,000 shares of common stock are issued and outstanding to founders for a consideration of $900.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company has outstanding notes payables from 3 of its co-founders. Listed below are the terms of the loans from each co-founder.

Carl Baker
The company holds a note payable from in the amount of $5,000. The note bears an annual interest of 8% and matures in 24 months..

David Allred
The company holds a note payable from in the amount of $1,100. The note bears an annual interest of 8% and matures in 24 months.

Justin Jarin
The company holds a note payable from in the amount of $22,715. The note bears an annual interest of 8% and matures in 24 months.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 18, 2019, the issuance date of these financial statements.

On January 7, 2019, the company received a loan in the amount of $4,950 from Tim Handley in the form of a note payable. The note bears an interest of 8% and matures in 24 months.

In January 16, 2019, Carl Baker loaned the company an additional $2,500 to the company, bringing the total balance of the note payable due to him to $7,500. The terms of the note remain the same.

In January 30, 2019, Justin Jarin also loaned the company an additional $7,320 to the company, bringing the total balance of the note payable due to him to $30,035. The terms of the note remain the same.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Q   Start Investing   Get Funding   Sign In



Spero CBD
Quality THC-free CBD



⊘ Website   📍 Oakland, CA   CONSUMER PRODUCTS

Spero CBD provides the highest quality CBD for every lifestyle while ensuring a sustainable, community approach through product donations to those who need it most.

$171,279 raised ⓘ

261 Investors	**63** Days Left
05/01/21 Maturity Date	**$6M** Valuation Cap
20.0% Discount Rate	**8.0%** Annual Interest Rate
Convertible Note Offering Type	**$250.00** Min. Investment

INVEST NOW



⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates¹¹   Comments   ♡ Follow

Reasons to Invest

- CBD is an emerging health product derived from a cannabis compound, that is gaining unprecedented rapid mainstream consumer adoption.

- Why Spero CBD? Quality will win consumers – our product is whole plant, organically produced, THC free, designed and produced by the industry's top scientists and laboratories.

- The CBD market is expected to see exponential growth over the next 5-10 years with a forecast of $16 billion by 2025.

Bonus Rewards

Get rewarded for investing more into Spero CBD

$250+
Investment

15% discount off retail

Investment of $250-$499, Investor receives 15% discount off retail.

CBD products giving you all the plant's nutrient benefits for your body.


SPERO
25 MG CBD
NO THC
WHOLE PLANT
PURE
SPERO
25 MG CBD
NO THC
WHOLE PLANT
WITH TURMERIC
SPERO
25 MG CBD
NO THC
WHOLE PLANT
WITH MELATONIN

THE MARKET

Appealing to a varied demographic

CBD is one of the fastest growing products in the estimated nearly $200 billion global health supplement industry by 2025. In the US, the 2018 Farm Bill removed hemp-produced CBD from the controlled substances list creating opportunity for a whole generation of new health products, creating an opportunity for Spero CBD.

Google Search Trend Data on Dietary Supplements 2014-2018


CBD
Spirulina
Creatine
Omega 3
Whey Protein

According to Forbes, New York-based investment bank Cowen & Co. estimates that annual sales of CBD can reach up to $16 billion by 2025.

$250+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus. F details on the bonus, please see th Offering Summary section below.

$500+

Investment

20% discount off retail + product

Investor receives 20% discount off and a 30ml tincture bottle of 500m SperoCBD ($75 retail value)

$750+

Investment

30% discount off retail + product

Investor receives 30% discount off a 30ml tincture bottle of 500mg SperoCBD and a 30ct package of 6 Spero dog treats ($125 retail value

$1,000+

Investment

40% discount off retail + product

Investor receives a 30ml tincture b of 500mg SperoCBD, a 60ct jar of 6 Spero gel caps and a 30ct package Spero dog treats ($200 retail value 40% discount off retail or 50% for over $3k.

$2,000+

Investment

6 SperoCBD products + 40% discount off retail

CBD is for everyone – it can improve health and wellness in a variety of ways. CBD is a natural supplement to the endocannabinoid system found in all humans and vertebrate animals. Importantly, Spero CBD is 100% THC free, meaning it does not contain any psychoactive properties (no "high" feeling).

Initial marketing will target men and women aged 25-55 with interests in health and wellness, dietary supplements, environmental issues, and organics. Marketing will expand quickly to connect with a more diverse range of consumer interests.

SPERO
500 MG CBD
NO THC
WHOLE PLANT
PURE
SPERO
500 MG CBD
NO THC
WHOLE PLANT
PEPPERMINT
SPERO
WITH MELATONIN
SPERO
PURE
SPERO
WITH TURMERIC

investor receives 6 of the following products in any combination: 30m tincture bottle of 500mg SperoCBD jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($450 value) plus 40% discount off retail 50% for orders over $3k.

$5,000+

Investment

12 SperoCBD products + 40% discount off retail

Investor receives 12 of the followin products in any combination: 30m tincture bottle of 500mg SperoCBD jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($900 value) plus 40% discount off retail 50% for orders over $3k.

$10,000+

Investment

24 SperoCBD products + 40% discount off retail

Investor receives 24 of the followin products in any combination: 30m tincture bottle of 500mg SperoCBD jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($1,80 value) + 40% discount off retail or for orders over $3k.











WHAT WE DO

Working at the highest quality




H-O-H
H-H-H
H-
H-H-H

We ensure that our product is the highest quality product on the market today. Our CBD products are produced by industry pioneering scientists in one of the world's most sophisticated CBD laboratories delivering a consistent, premium product.

We ensure full compliance with each new regulation. Additionally, we will employ third party testing for concentration levels, pesticides, heavy metals, terpene profiles, and residual solvents. Additionally, these results will be available for customers on our site by entering in their product and batch numbers allowing customers to feel confident in the quality and safety of our products. Our products contain 0.000% THC, are broad-spectrum, and are produced from organically grown hemp.

Our initial product line consists of great tasting medium chain triglycerides (MCT) oil-based tinctures of varying CBD concentrations and flavors, gel caps, and a line of pet products. Spero will soon add topical skin products, pre-loaded vape cartridges, and flavor free CBD water for pets.

What makes Spero CBD products superior in the market?

Liquid Chromatography Vs. Distillation


EXTRACTION
Minor Cannabinoids
Terpenes
CBD
THC
Minor Cannabinoids
Terpenes
CBD
THC


THC is separated out and then disposed of
REFINEMENT / THC REMOVAL
Foreign compound (catalyst) is added
The raw oil is processed through liquid chromatography. This process involves separating THC from the extract at a low temperature (under 205°F) by utilizing a binding agent that attaches to THC molecules. The remaining synergistic compounds result in our all-natural Broad Spectrum oil.
The raw oil is refined by adjusting heat (at least 300°F) and pressure to distill CBD. Post extraction can utilize catalytic reactions to convert remaining THC into unnatural synthetic compounds rather than removing it.
SPERO PRODUCTS
Our 0.0% THC product contains only terpenes, minor cannabinoids and CBD naturally occurring in the hemp plant.
COMPETITORS' FINISHED PRODUCT
Finished distillate contains unknown compounds created by conversion and degredation. These products include mixtures of isomers and degredation compounds, especially in the presence of refining and clarifying agents. As these are not naturally occuring, the effects on humans and animals are currently unknown.

When it comes to CBD, chemistry is everything. Many CBD products on the market are produced from distillate, the powdered form of CBD created through a distillation process. This is then marketed as pure and THC free CBD. However, it is not pure, there are unintended isomers and degradation compounds created during the distillation process, and worse yet, residual solvents from the clarifying agents used to wash the finished distillate salt.

While producing a cheap and easy to ship product, the affects of these unnatural byproducts of the distillation process on humans and animals are currently unknown and the amount of residual toxins from chemical clarifying agents is untested and varies from batch to batch.

All Spero CBD products are processed through liquid chromatography. A process of binding to and removing THC which leaves an intact liquid extract full of only CBD, terpenes, and minor cannabinoids. We believe this produces a superior and safer extract full of everything you want and nothing you don't.

A Closer Look at our Products











Tinctures

Tincture oils are one of the most efficient delivery mechanism for taking CBD. They allow the ability to adjust the dose of CBD exactly to your specific liking and the CBD is absorbed faster than other methods by placing the drops directly under your tongue. Combinations include:

Pure Flavor 250mg, 500mg, 1500mg Peppermint Flavor 250mg, 500mg, 1500mg

Gel Capsules

Our CBD Gel Capsules are an easy and convenient way to take CBD orally and allow for the ability to combine other widely used natural supplements into a single capsule. Our Gel Capsule combinations include:

- 25mg CBD + Melatonin
- 25mg CBD + Turmeric
- 25mg Pure CBD

Pet Treatments and Tinctures

Vertebrate animals have an endocannabinoid system very similar to humans and CBD is proven to be as safe and beneficial for animal consumption as it is for human consumption. Therefore, SperoCBD has extended its product line to pets, providing treats and tinctures to help customers improve the health and well-being of their animal companions.

THE BUSINESS MODEL

A multi-pronged approach

We plan to utilize three sales channels to drive steady growth.

- **Direct to consumer retail** via online sales. This will include a discounted monthly subscription plan. Currently, online sales makeup over 60% of all CBD sales according to Hemp Business Journal's 2018 market report.

- **Wholesale direct to retail establishments** through our internal sales team.

- **Distribution network.** We will utilize pre-existing relationships with established distributors to include Spero products in their offerings to their network of retail clients.

Our various approaches are proven and will help us accrue the revenue needed

Our various approaches are proven and will help us accrue the revenue needed to continue to expand and reach increasingly larger corners of the market.



Logistics & Procurement
Raw CBD Product Supplier
Container Supplier
Bottling & Packaging Fulfiller
Packaging Supplier
Drop Shipping Partner
Marketing, Branding SEO, Social Media
Direct to Client Internet Purchases
Wholesale Retailers
Distributors
Website
Wholesale Portal, Inventory, Control, Reordering
Blog Content, Generation, Video Creation, Site Maintenance
Admin
Sales Support
Outside Sales Team

THE VISION

Emerging as a leader in the field



In three years, Spero aims be a leading brand in the CBD market. Our commitment to transparency, reliability, and education will help Spero CBD become the most trusted brand in America.

It is important to us to educate people as well as market to them about the effects

It is important to us to educate people as well as market to them about the effects and best practices of CBD. We want the name Spero to be synonymous with trust and quality. Spero will have a reputation of integrity and transparency and known for being discerning in the products we choose to put out.

We plan on raising additional capital through a Series A in order to expand into new domestic and international markets.

Our milestones revolve around organic brand driven growth, and include:
1. Successful crowdfunding campaign.
2. Receipt of inventory.
3. Activate SperoCbd.com live sales.
4. Retail placement.
5. Execute partnerships with distributors.
6. Expand product line.
7. Increase month to month revenue to attract additional investment.
8. Target Series A funding round.

OUR TEAM

Experience and passion



David Allred
CEO / FOUNDER

Justin Jarin
BOARD DIRECTOR / FOUNDER

Christine Gutleben
BOARD DIRECTOR / FOUNDER

Tim Handley
BOARD ADVISOR / FOUNDER

Ashley Rocha
CREATIVE DIRECTOR / CO-FOUNDER

Lyndsey Jordan
BRAND DIRECTOR / CO-FOUNDER

Aline Garcia
SOCIAL MEDIA DIRECTOR / CO-FOUNDER

Mike Van Der Heijden
TECHNOLOGY DIRECTOR / CO-FOUNDER

Our impressive team is Spero's greatest asset. At the helm, we have a group of professionals with a proven track record to ensure success.

SperoCBD started when our CEO and Founder, David Allred, searched for something to help a friend's old dog suffering from seizures.

A seasoned entrepreneur with a background in biochemistry, David discovered the benefits of CBD for both animals and humans. Soon after, he attracted a unique group of leaders to help execute his vision for a high-quality CBD brand and product line. Thanks to the amazing team of founders and co-founders Justin Jarin (Blüm & The Green Door); Tim Hadley (LatAm Autos); Christine Gutleben (Formerly with The Humane Society of the United States); Ashley Rocha and Lyndsey Jordan (Rumble Agency); Aline Garcia (Acquaflora & Ruclear) and Mike Van Der Heijden (Portal Ventures) SperoCBD took shape as an appealing lifestyle supplement for people and pets.[1]

Along with David, the executive team is composed of, Justin Jarin, who is an owner and operator of the 2nd oldest dispensary in the country. Christine Gutleben, who served 11 years as the Senior Director for The Humane Society of the United States (HSUS) in Washington DC. She built an extensive network of influencers to support animal welfare and helped passed federal and state policies for the protection of animals. Tim Handley an experienced M&A investment banker who launched LatAm Autos, led it to a successful IPO and serves as its board's executive chairman. **With decades of experience and passion between those in charge, SperoCBD will conquer this nascent industry.**

[1] Affiliations listed for identification purposes only.

OUR TRACTION

On track for success

Spero has already raised over $50K from the founders. Additionally, through our skilled team, we have established networks in the cannabis and pet space. With Justin's 15 years working with key product distributors and Christine's network of influencers in animal welfare, Spero will have a leg up over competitors for getting product into the market quickly.



HOW WE ARE DIFFERENT

Superior quality, education, and innovation

While there are competitors (Chartlotte's Web Botanicals, Hemp Meds and Bluebird Botanicals) that sell CBD products derived from industrial hemp, Spero sets itself apart in a big way.

Spero's competitive advantages will leverage the following strategies:

- Highest quality product
- 3rd party testing of products to guarantee consistency
- Education and content creation
- Innovative new products
- Utilizing pre-existing relationships in the cannabis and pet markets
- Data driven marketing
- Customer Experience for both end-user and B2B
- Spero's giving back model and community engagement

A closer look at how Spero will lead the way

Highest quality product: As previously discussed, Spero's products are all 100% whole plant, THC free, and produced from organically grown hemp. Additionally, the THC is removed through liquid chromatography which results in a product which contains only CBD, terpenes, and minor cannabinoids. This process produces a THC free product but still allows the additional cannabinoids to remain and work synergistically together for a more effective result. The effectiveness of the multiple cannabinoids working together has been named the Entourage Effect by researches and is well documented.
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6334252/

3rd party testing of products to guarantee consistency and quality: We believe mislabeling and toxic residual solvents are the elephants in the room when looking at the CBD industry. This recent expose article titled "A California company tested 20 popular CBD products and found 'insanely high levels' of dangerous chemicals and misleading labels" published in April 2019 by Business

insider clearly shows how prevalent these two issues are.

In this study only 15% of the products tested matched their labels for concentration of CBD and the testing laboratory CannaSafe's CEO states "some of the products also contained dangerously high levels of solvents". Addressing these two major problems provides an opportunity for Spero to shine by 3rd party testing all of our products before sale and publishing the results on our site. This level of transparency will set Spero apart and build brand loyalty and trust.

Education and content creation: Spero will set itself apart through educational marketing by creating original quality content currently lacking in the market. This content will establish Spero CBD as a trusted consumer brand along with increasing SEO rankings and organic traffic to our site. We believe good content marketing is the best long term strategy and produces the highest ROI over time.

Innovative new products. We believe a company which does not innovate will be a company which does not last. As the CBD market matures, people will be looking for new and innovative products to try and use. Proprietary lines of products will separate Spero from its competitors and build brand loyalty by offering products unavailable anywhere else. Spero will work to develop proprietary product lines starting with skin creams and pet products.

Giving back model: We plan on helping people in need and pets in shelters by donating 3% of gross sales in the form of Spero CBD products. This will connect Spero CBD with communities and build brand loyalty. We will start by focusing on children with epilepsy, Alzheimer's patients, opiate addicts in recovery, and animals in shelters.

WHY INVEST

We are bringing CBD to the crowd

At Spero, we believe the democratization of investing through crowdfunding will benefit our company and its growth. Crowdfunding provides an unprecedented opportunity to invest in CBD at the ground floor without a high investment threshold. It will also create a varied investor group of brand ambassadors around the globe.

In addition to owning a stake in Spero's success all of our crowd funding investors will receive lifetime discounts on all of Spero CBD products. This is a great way to secure the highest quality CBD products for at a discount for yourself and loved ones. The only condition is that they are purchased directly by the investor and shipped directly to the investors home or business address.

Even more exciting is the opportunity for investors of $1,000.00 or more to then purchase Spero CBD products at wholesale pricing for single orders of $3,000.00 or more. This is intended to let early investors become resellers of Spero CBD products without the high purchase requirements for normal businesses to receive wholesale pricing. We hope many of our investors build their own businesses on selling Spero CBD products.

The money raised will go towards inventory, increasing marketing offensives, creating educational and marketing content, hiring additional team members, and supplementary product development.

Meet Our Team







David Allred
CEO and Founder

•18 years Entrepreneurial experience • Leadership experience of 300+ member team • Project management of multiple $20m+ budgets • 10 Years international experience abroad • Successfully launched startups in four industries • Degrees in bio-chemistry and business management • Bi-Lingual in Portuguese and expert in Brazilian business

Tim Handley
Board Advisor and Founder

• Executive Chairman and co-founder of LatAm Autos Ltd ,a publicly traded Australian company (ASX:LAA) • Leadership Experience of more than 160 employees in four countries. • Previous merger & acquisitions advisor for UBS Bank & Gresham Partners • Led LatAm Autos from launch to IPO in less than 24 months

Justin Jarin
Non-Executive Director and Founder

• Cannabis industry pioneer with 15+ years experience • Partner in several California cannabis companies • Sold over $25m of cannabis products in 2017 • Expert in cannabis sales, distribution, & production • Successfully launched and sold cannabis related companies • Co-Owner of San Francisco's first legal dispensary









Christine Gutleben

Non-Executive Director and Founder

• 11 Years Senior Director of The Humane Society of the United States (HSUS) • Creator of The HSUS Faith Advisory Council, Dharmic Leadership Council and Young Leaders Collective • Cultivated the U.S's most influential leaders for animal welfare advocacy. • Author of Every Living Thing: How Pope Francis, Evangelicals and other Christian Leaders are Inspiring all of us to Care for Animals



Mike Van Der Heijden

Technology Director and Co-Founder

• 15+ Years SEO & traffic generation expert • Consultant to 40+ enterprise clients • Taken multiple websites to #1 in their markets • Specialist in growth strategies based on client LTV • Worked with companies based in five continents • Expert in consumer online behavior



Lyndsey Jordan

Branding & Marketing and Co-Founder

• 10+ Years building brands through strategic design • Co-Founder Rumble Agency • Project lead for several global brands including, Hulu, Audi, YouTube, Seagrams, & Odwalla • Specialist in disrupter start-ups • Experience developing brands from inception to successful acquisition



Ashley Rocha

Creative Director and Co-Founder

• 10+ Years consumer poducts & branding • Co-Founder Rumble Agency • Created & re-branded several well-known global brands • Expert in developing brand strategies • Digital design artist with a masters of art from San Francisco Art Institute



Aline Garcia

Social Media & Content and Co-Founder

• 5 years digital media experience • Grew several brands from 0 to over 50,000+ followers • Expert in digital design creation • Maximizes ROI of online advertising campaigns • Blog content creator • Online partnership specialist

Offering Summary

Company :	Noble Naturals
Corporate Address :	2418 Potter Street, Oakland, CA 94601
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Common Stock
Conversion Trigger :	$2,000,000.00
Maturity Date :	May 01, 2021
Valuation Cap :	$6,000,000.00
Discount Rate :	20.0%
Annual Interest Rate :	8.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Noble Naturals. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 8.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks*

Perks offered to all crowdfunding investors based on investment value.

Discounts apply to retail pricing for all Spero products for company lifetime.

Investment of $250-$499, Investor receives 15% discount off retail

Investment of $500-$749, Investor receives 20% discount off retail and a 30ml tincture bottle of 500mg SperoCBD ($75 retail value)

Investment of $750-$999, Investor receives 30% discount off retail, a 30ml tincture bottle of 500mg SperoCBD and a 30ct package of 60mg Spero dog treats ($125 retail value)

In addition to the following perks, $1,000+ investors receive 40% discount off retail or 50% for orders over $3,000.

Investment of $1,000+, Investor receives a 30ml tincture bottle of 500mg SperoCBD, a 60ct jar of 600mg Spero gel caps and a 30ct package of Spero dog treats ($200 retail value)

Investment of $2,000+, Investor receives 6 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($450 retail value)

Investment of $5000+, Investor receives 12 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($900 retail value)

Investment of $10,000+, Investor receives 24 of the following products in any combination: 30ml tincture bottle of 500mg SperoCBD; 60ct jar of 600mg Spero gel caps; 30ct package of Spero dog treats ($1,800 retail value)

Investments at the $2k, $5k and $10k level receive 3 products every 3 months until fulfilled.

Investors must order products on SperoCBD.com and pay for shipping.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

GroundSwell SPC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, if you invest in the first 24 hours, your annual interest rate will be 8.8% instead of 8.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not

pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

20 minutes ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Spero CBD offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

9 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Spero CBD has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Spero CBD be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

18 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Spero CBD has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Spero CBD be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Announcing major milestone: Spero passes $100k

29 days ago

Greetings!

We've raised $115,000 to date, our community has grown to over 150 investors and preparations have begun for next month's product launch.

Production of our raw product is complete. Samples are currently with Botanacor Laboratories for 3rd party testing, a step which will set Spero apart from the vast majority of competitors. The results from Spero's lab tests will be available online and serve as the highest level of transparency in the industry. This allows customers to purchase Spero products with complete confidence. A full analysis is performed on each individual product batch for the following:

1. Potency:

a. Confirms the total mg of CBD as labeled

b. Confirms no THC is detected to a level of 0.0000%

c. Confirms the presence and concentrations of additional minor cannabinoids

2: Terpene Profile:

a.. Analyzes 22 terpenes

b. Gives a complete profile for the whole plant extract

Note:Terpenes play an important role in the "Entourage Effect"

3: Pesticides:

a. Tested for presence of 50 pesticides

4: Heavy Metals

a. Tested for presence of Arsenic, Cadmium, Lead, and Mercury

5: Residual Solvent Analysis

a. Tested for presence of 11 solvents

We are currently in the approval process for our online payment processor. Online payment processing is a complicated and often overlooked issue in the CBD market. Our processor adheres to the industry's most stringent application standards while evaluating all company documents, quality of product offerings, supply chain and marketing content. Working with the right payment processor will allow Spero to provide our customers with a safer and more reliable payment experience while reducing processing fees by up to 3% on every purchase.

Our team is hard at work developing the online retail store and its integration into backend systems.

Please mark your calendars! We estimate launching our products on **October 21st** -

We'll be in touch soon,

The Spero Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Spero CBD has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Spero CBD be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Production Run Underway: Product in 60 Days

about 2 months ago

We are pleased to announce that our initial production run is underway and we expect to have product for purchase in 60 days. This is the moment we've all been waiting for!

Our first lot will consist of four best sellers:

Tinctures of 500mg CBD Pure Flavor (30ml)

Tinctures of 500mg CBD Peppermint Flavor (30ml)

Gel Caps of 10mg CBD (60 count)

Pet Chews of 2mg CBD (30 count)

We are able to refill inventory and add additional product SKUs on a 30 day basis moving forward.

Our packaging prototypes will arrive this week for final approval. Below is a sneak peak of our tincture bottle packaging.   This unique look is sure to stand out on shelf and communicate a superior product and feel. By carefully sourcing and designing our packaging we were able to achieve this refined look at the same price point as the usual thin cardboard box used by competitors. Our final packaging will have some minor graphical and text edits improving upon the schematic shown here.



For those following our campaign but have not yet invested we encourage you to invest with us now. Not only do you receive great investment terms but you also get to take advantage of the huge product discounts (up to 40%) we're offering investors! Don't take it from us, read why the *Times of CBD* thinks Spero is an excellent investment.

With Appreciation,

The Spero Team

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team]

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Spero CBD has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Spero CBD be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Spero CBD in the Media

2 months ago

Hello All,

The Spero message is gaining momentum! Here are some highlights from the past week.

Our story was published by **Business Insider**. The financial site explains why Spero is an excellent investment. Please read and share: **Spero Takes New Approach to CBD Market with Cutting-edge Filtration and Charitable Aim**

We received an incredible product testimonial from a woman named Heather who tested our tincture oil and gel caps. During her trial period, she was instructed only to use Spero products and to provide a completely honest review." Here is what she shared:

> "As someone who suffers from severe GERD, IBS and digestion issues, CBD has been a miracle in not only helping me relieve symptoms, but also decreasing my need for heavy narcotic prescription medications that often come with unpleasant side effects. I've tried many different CBD products and would highly recommend Spero above all else to anyone who uses CBD. The capsules are well made and provide a balanced dose for daily use, whereas the tincture provides immediate relief when I'm in pain or discomfort. It absorbs quickly and within seconds I feel relief with from my symptoms with no bad aftertaste, no side affects or fatigue.
> As compared to many CBD products and brands on the market, Spero stands out in it's quality, strength and packaging. Thank you, Spero, for offering a great and reliable product!"
>
> - **Heather from Oakland, California**

This week, Spero was recognized on social media not only for it's quality but also for it's unique investment opportunity. Terrie, who agreed to be recognized in this email, provides a shining example of how investors can help ensure Spero's success. We encourage all of you to follow her lead.



Terrie [redacted]
July 27 at 12:11 PM ·

CBD has been an extremely helpful product in my overall health, outlook and arthritic pain management. Why I invested in the new company Spero CBD: Using the cutting-edge filtration, liquid chromatography, Spero whole-plant extract maintains a consistently high quality product with no trace amounts of THC or pesticides. Three percent of their gross sales will be donated to organizations who support child epilepsy, Alzheimer's patients, recovering opiate addicts and animals in shelter, all who benefit from CBD. CBD is gaining in popularity for so many health issues and this company has an well thought out and aggressive business model. Plus by investing in Spero CBD I receive a lifetime percentage off the price of their

products. Why do I care? As you can see, I'm pretty excited about this company, it's products, outlook and business approach. If you find CBD to be a helpful supplement, investing in this company may be right for you. Full detail are listed at this site. - Terrie



Own your part of the exploding CBD industry for as little as $250.

Let's all work together to keep the momentum building.

Cheers,

The Spero Team

Spero CBD Off to Impressive First Week

3 months ago

First, a big hello to our investors. We are grateful for your support, excited to have you on board, and admire your investment instincts!

Spero CBD has had an impressive first week with over $37k raised from 30+ investors. The team is busy working on content to promote this opportunity through a variety of channels to as many potential investors as possible. Please help ensure the success of your investment by sharing the opportunity with as many friends and business associates as possible. Please consider posting our link to all of your social media outlets and let your network know that you made an investment in the premier startup within the booming CBD market.

We plan on doing our first disbursement in 2 weeks and will immediately start a production run of product. Our goal is to have product for sale in 60-90 days. We love pitching the Spero CBD opportunity and are enthusiastic to start selling product. We have the best product in the CBD marketplace and our lifestyle branding will redefine how consumers approach this industry. We hope all of you take advantage of the discount perk earned with your investment and experience the level of quality our products offer. You can always increase your investment to reach the next perk level to increase your product discount even more. We know everyone is going to want that whooping 40% discount for years to come!

We are also excited for you to get to know a bit more about the team you have placed your confidence in. We will post videos along the way so all of you can get a better understanding of who we are, what we are about, and our passion about Spero CBD products.

To start, take a quick look at our CEO, David Allred, responding to the question "What do you see happening within the CBD market over the coming years"?





END OF UPDATES

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Brent Stewart `1 INVESTMENT` a day ago
What will pricing for products be ?

jennifer brena `1 INVESTMENT` `INVESTED` a month ago
Is it true that some THC is needed to stay combined with the CBD in to metabolize in the system or is that a false hearsay?

Bill Monical `1 INVESTMENT` `INVESTED` a month ago
When will investors be able to order with their discounts applied?

> **David Allred** **- Spero CBD** a month ago
> Hello Bill, We are planning on beginning to accept and ship orders on Oct 21st. Investors will be able to immediately purchase product with their discounts. We want to prioritize serving our investors not only because they should be prioritized as key stakeholders, but also because we believe they will be some of our best ambassadors. We currently don't see any reasons for us not to meet the Oct 21st target and things are moving along according to our timeline. Our first run of raw product has just finished and goes off to a third party lab for testing this week. This takes about 7-10 business day to receive all results. After we receive the results and assuming they match our internal tests we will begin the bottling and packaging process. We will advise our investors if something arrises we think would cause a delay to meeting our target date but at the moment we are looking good.

Charles Givens `SE OWNER` `16 INVESTMENTS` 2 months ago
Will your product labels all have the USDA Organic Seal and all be certified Non-GMO Project Verified?

verified?

David Allred - Spero CBD a month ago
Hi Charles, Thanks for these important questions. Although we work with only organically cultivated hemp, we currently cannot use the USDA organic seal because the certification process is still being completed. This process is in its final phase and we expect to be able to use the USDA seal in 2020 after final certification is received. Our products are Non-GMO, Halal, and Kosher certified. We believe using organic methods in hemp cultivation is critical to consumer safety as cannabis is a well-documented bio-accumulator and easily absorbs toxins and heavy metals from its environment. All Spero products are tested for pesticides and heavy metals to ensure a clean and safe product for our customers. We hope you add Spero CBD to that impressive portfolio of Start Engine investments you are building.

Francisco Garcia Torres 5 INVESTMENTS 2 months ago
Hey David, I really like what I see and really interested in investing. I just have a couple of questions, where do you guys source your hemp from? is it USA sourced? And will each batch be lab tested so consumers can check that their batch is completely pesticide/thc free? Thanks for your time!

David Allred - Spero CBD a month ago
Hi Francisco,

Happy to hear you are interested in Spero. Our products are produced from organically grown USA hemp. It does not have official organic certification so we can't use the seal yet, but this certification process is in its final year and final organic certification is expected in 2020. Also, each batch of our products are lab tested. They are tested for major cannabinoid concentration levels (THC shows non-detectable levels), terpene analysis, residual solvent analysis, pesticide analysis, and heavy metals analysis. Not only will these results be readily available online for customers to access by inserting their individual product/batch lot code on our site, but we will be heavily promoting and encouraging our customers to do so. We will have educational content explaining how to read the reports and why they are important. Transparency and education are two pillars of Spero's ethos. The nice thing about working with a clean and superior quality product is that you can use test results as a badge of honor versus brands which try to explain or evade questions about what is in their products. We hope you join our growing community of investors.

Wesley Ray 2 months ago
So there are no stocks to be gained from buying into this company?

David Allred - Spero CBD 2 months ago
Hi Wesley,
Your investment would convert to stock shares. Your investment would be a convertible note which starts earning 8% interest on day 1. It then converts to stock at a 20% discount from the share price established at the next round of financing. I would recommend taking a look at this video here,
https://youtu.be/njx09wXb9o0

It does a pretty good job of explaining how convertible notes work and how your investment would automatically convert to shares in the company. If you have any specific questions after watching that video please feel free to ask.

Scott Tobia 4 INVESTMENTS 2 months ago
So what I see is a 6 million valuation, no sales, no inventory so where does the valuation come from

David Allred - Spero CBD 2 months ago
Hi Scott,
We couldn't agree with you more. How do you put a true valuation on a pre-revenue company? You really can't, which is one of the reasons we chose to offer a convertible note investment versus shares at a set price. The $6 million you are referring to is the valuation cap for the convertible notes and not a valuation of the company which has yet to be established. A convertible note allows time for the company to grow and establish a basis

established. A convertible note allows time for the company to grow and establish a basis for which the market can then determine an actual valuation based on real data. We believe this is a better way to value startups and also helps ensure that early investors will receive a share price cheaper than the next investors by offering the 20% discount at conversion.

Our convertible note pays investors 8% interest from day 1 of their investment and then the value of the investment converts to shares at a trigger event with the plan being to occur at the next round of financing. At this point an actual valuation will be determined for the new capital to enter. The convertible note investors will then convert their investment value plus accrued interest to shares at a 20% discount from the investors at the trigger event. Let's say at the trigger event a $1.00 share price (just for easy math here) is negotiated with that investor, then the convertible note holders will convert their investment amount plus accumulated interest to shares at a price of $0.80 per share.

The valuation cap is actually there to protect early investors from dilution in the case of a very high valuation at the next investment round, meaning that even if a higher valuation than $6 million is negotiated, the convertible note holders will still convert at the lower value of $6 million. If the reverse happens and a lower than $6 million valuation is negotiated than the convertible note holders simply convert at that same valuation as the new investor but at share price with a 20% discount.

We hope this addresses your question. Also, in regards to inventory, hopefully you see our recent update announcing that a production run is already underway and we expect to be selling product and starting to generate revenue in 60 days.

Andrew Brickson `SE OWNER` `5 INVESTMENTS` 2 months ago
Sir,
What patents does Noble Naturals/Spero CBD have at this time or in the progress of acquiring? Specifically interested in the filtration process known as liquid chromatography. Thank you in advance.

> **David Allred** - **Spero CBD** 2 months ago
> Hi Andrew, Spero does not currently own any patents. The process of liquid chromatography is not patentable so there will never be a patent for this. We plan on developinng some specific plant genetics next year which may be patentable but patents are a bit tricky in this space and we might not be granted them.

(SHOW MORE COMMENTS)

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

0:00 - 1:00

Cannabidiol also known as CBD is about to take the world by storm CBD's popularity has risen with the recent explosion of media coverage, new legislation, and products. It may seem like this has happened overnight, however CBD's history goes back thousand of years and its emergence into the mainstream has slowly been building over decades.

Let's take a step back. What is CBD and why is everybody so excited.? CBD is a phytocannabinoid found in the cannabis plant, CBD is non-psychoactive meaning it does not cause a high and can be used as a natural supplement to the body's endocannabinoid system. Your EC system is one of your defenses to the outside world. It not only reacts to physical stimuli but also perceived stimuli like stress. How can CBD help with all of this?

1:00 - 1:56

Hi, my name is Dave Allred and I am one of the founders here at Spero CBD. We chose to film here today in the beautiful Muir Woods of San Francisco because I feel it helps represent what CBD does for me. CBD helps me feel like I am here, even when I'm in the hustle and bustle of the city by relieving unnecessary anxiety and stress.

CBD is one of the world's oldest medicines and humans have been using it for thousands of years. However until recently CBD remained illegal because of the long-standing prohibition on all cannabis, but on December 20th, 2018 the new Farm Bill remove CBD from the controlled substances list. The Spero team has been preparing for this moment for a long time. Our proven team of professionals include award-winning branding experts, business executives, technology and social media specialists, a senior leader in animal welfare, and a pioneer in the cannabis industry. We are the ideal team to ensure Market success.

1:57 - 2:28

Hello, my name is Justin Jarin, I have been in the cannabis industry for over 15 years as owner/operator of the second oldest dispensary in the country, and one of the most common questions I get asked is about CBD.

Hi, I'm Lyndsey Jordan, a co-founder and brand director at Spero CBD. There is a lot of confusion about CBD in general and products are being imported from other countries, and there's not a lot of quality control. We take all of that concern and worry out of shopping for CBD and deliver a premium quality product that's giving you all the benefits of the plant.

2:29 - 3:03

Hi, I'm Tim Handley, Board Advisor and founder of Spero CBD. I'm super excited to be part of one of the first crowdfunded CBD oil brands in the industry. The biggest challenge for consumers is going to be finding a highest quality products and the Spero team has done this by bringing to market a product that is whole plant, 100% THC free, and organically produced.

Hi I'm Ashley Rocha, a co-founder and a creative director at Spero CBD, and the key is to create a brand that is informative, distinct on shelf, and reflects the quality of the product that's inside and Spero CD does just that.

3:04 - 3:32

One of the most exciting things about our brand is our giving back model. We will be donating 3% of our sales in the form of Spero product to those in need of CBD, but don't have the resources or access to acquire it. One way we will implement this is through a partnership with the Brazilian Association of Epilepsy to help children suffering from seizures. Additionally we plan to work with Alzheimer's patients, people in recovery from opiate addiction, and a furry loved ones at animal shelters.

3:33-3:50

I'm so excited to be a part of this industry and the growth is going to be explosive and I just can't wait to be part of it.

Hopefully we peaked your interest is time to invest in CBD is now in Sparrow is your perfect chance. I'm looking forward to begin this journey and invite you all to take part in Spero's success.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

    (a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

    (b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

    (c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

    (d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)	The aggregate purchase price for the Convertible	%%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)	The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is	%%NAME_OF_ISSUER%%
accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 1, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $2,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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